Filed by 1427702 B.C. Ltd.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company:

Jupiter Acquisition Corporation
(Commission File No. 001-39505)

The following is an article published on September 26, 2023 on proactiveinvestors.com:

Filament Health Targets Substance Use Disorders with Natural Psychedelics

Filament Health Corp (OTCQB:FLHLF)’s diversified business model makes it one of the only psychedelics companies to be already generating revenue.

The Vancouver, British Columbia-based clinical-stage drug development company is focused first and foremost on developing drug candidates made from natural psychedelics for substance use disorders with significant unmet medical need.

However, it is already generating revenue by licensing its drug candidates to other biotechnology companies for their research programs in other mental health indications, which contributed $400,000 in revenue from licensing milestone payments for the company in 2022.

 “We can’t attack every indication on our own, so it makes sense to partner up on these indications where we are not going to have a near-term focus,” Filament Health co-founder and CEO Ben Lightburn told Proactive.

Filament Health receives milestone payments from its licence partners as they progress their research, typically a specific fee for carrying out a Phase 2 or Phase 3 trial, when they apply for marketing authorization, regulatory approval and so on.

Most importantly, as highlighted by Lightburn, Filament Health will be paid a royalty on its partners’ future commercial sales.

“It takes hundreds of millions of dollars to develop a drug for a given indication. If we licence our drug to a third party, they incur that cost, but we still get a share of the revenue for their approved drug,” he said.

The company has been able to command a relatively high royalty rate on the strength of its intellectual property (IP) portfolio, Lightburn noted.

To date, Filament Health has announced commercial licensing agreements for its natural psilocybin drug candidate with Psyence Group for palliative care and NeoLumina Bioscience for eating disorders.

It has also entered into many non-commercial agreements, including with Cybin Inc. (NYSE-A:CYBN, NEO:CYBN) for depression; EntheoTech Bioscience for opioid tapering, chronic pain and depression; and a contract development and manufacturing agreement for MDMA capsules with PharmAla Biotech (CSE:MDMA).

Additionally, Filament Health provides its drugs on a low or no-cost basis to qualified academic researchers at esteemed institutions, including the University of Toronto, Brugmann University Hospital, the University of California Los Angeles, and the University of Washington.

Psilocybin for substance use disorder research

Filament Health’s in-house research is focused on substance use disorders, such as stimulant use disorder and opioid use disorder.

Lightburn told Proactive that Filament Health had chosen these indications because the company was drawn to the large unmet need due to the lack of treatments for these indications.

He said that the company was building on exciting early research about the effectiveness of psychedelics in treating other addiction-related disorders alcohol use disorder and smoking cessation, in addition to anecdotal reports from drug users who self-medicated with psychedelics to help with an addiction to stimulants or opiates.

Filament Health, in partnership with the University of California San Francisco (UCSF) Translational Psychedelic Research Program (TrPR) is currently carrying out a Phase 1 trial administering the company’s botanical psilocybin drug candidate.

Interim safety results released in May showed the drug candidates to be well-tolerated.

A Phase 2 trial for methamphetamine use disorder, also in partnership with UCSF TrPR, was approved by the Food and Drug Administration in March 2023.

A leader in naturally derived psychedelics

Filament Health works with natural psychedelics derived from mushrooms and other plant-based sources rather than synthetic forms.

“While there is nothing inherently wrong with synthetic psilocybin and other substances, we know that there would be a number of advantages to doing things naturally, especially if we were the first to do things naturally,” Lightburn told Proactive.

He highlighted the potential entourage effect of psychoactive compounds that may occur in plants that does not exist with synthetics, the differing impurity profile, lower manufacturing costs, and consumer preference for natural products as among the advantages of natural psychedelics.

“We knew if we were the first ones to develop pharmaceutical-grade naturally derived psychedelics, we would likely have the opportunity to claim a lot of valuable IP,” he said.

“The drugs that we manufacture do contain all the secondary metabolites from the raw psychedelics species, so that’s one thing that makes it very unique.”

Lightburn said that Filament Health has acquired more than 20 patents covering various methods of manufacturing, extraction, purification, standardization, and the compositions of matter for different human-deliverable forms. It also has 47 patents pending worldwide.

He noted that patents for manufacturing methods for psychedelics, including extraction, purification, and standardization, were significant because there were only a finite number of ways to do this with natural psychedelics as opposed to synthetic forms and methods, where this is unlimited.

The company started out with psilocybin-containing magic mushrooms grown under Good Manufacturing Practice (GMP) conditions but is now also working with other substances such as mescaline and ibogaine which have shown academic and anecdotal promise in treating mental health conditions.

Filament Health only works with psychedelic compounds that can be sourced sustainably and equitably, Lightburn noted.

In May, the company received the first-ever Nagoya Protocol-compliant shipment of iboga from Gabon to its Vancouver research and development facility to be analyzed and transformed into alkaloid iboga extract.

The Nagoya Protocol is an international agreement that governs the sustainable and equitable use of physical and cultural resources.

Additionally, the company sources its mescaline from the San Pedro cactus, which is widely available for purchase throughout the Americas, unlike another mescaline-producing cactus peyote which is endangered due to overharvesting.

“We’re just scratching the surface,” Lightburn said of the company’s research efforts, noting that there are dozens of natural psychedelic species out there that are under-researched.

Supporting special access schemes

Also setting Filament Health aside from its psychedelic peers is the fact that it has chosen to supply its drug candidates to early access schemes that provide these yet-to-be-approved substances to patients.

The company is the primary supplier of Canada’s Special Access Program (SAP), which in 2022 was amended to allow health practitioners to request access to psilocybin and MDMA for patients with a serious or life-threatening condition for whom approved therapies have been ineffective.

Filament Health provides its psilocybin drug candidate to SAP patients at no cost and it has been authorized to do so more than 130 times.

“It’s interesting and gratifying because it gives us insights into how these drugs work in patients in the real world, outside of a clinical trial. That’s an experience that very, very few companies get,” Lightburn said.

The company is poised to be a leading supplier of a similar program in Australia approved this year by the nation’s health regulator the Therapeutic Goods Administration called the Authorized Prescriber Scheme.

“We are in the process of having our products imported into Australia for eventual distribution under the Authorized Prescriber Scheme there,” Lightburn said.

The company has also been in discussions with the United States Food and Drug Administration regarding being a supplier of its Expanded Access program.

Nasdaq uplisting on the horizon

Filament Health is targeting uplisting to the Nasdaq later in 2023 through a proposed business combination with US-listed special purpose acquisition company Jupiter Acquisition.

The business combination values Filament Health at US$176 million in equity value or US$0.85 per share of the company, with a pro forma enterprise valuation of US$210 million.

Lightburn said market interest in the psychedelics sector appeared to be returning after investor pullback following a pandemic-induced spike in 2020.

He pointed to successful fundraising rounds and increased mergers and acquisitions (M&A) activity in the space, such as Cybin’s takeover of Small Pharma and Otsuka Pharmaceutical’s acquisition of Mindset Pharma Inc (CSE:MSET, OTCQB:MSSTF), in addition to Filament Health’s own combination with Jupiter Acquisition.

He described Big Pharma’s interest in psychedelics as a “validating moment” for the sector.

“We are experiencing the early signs of a bit of a rebound, and if that’s the case it could be a very exciting time to get into the industry and try to pick some winners,” Lightburn concluded.

* * *

Important Information About the Proposed Business Combination and Where to Find It

This communication relates to the proposed business combination (the “Proposed Business Combination”) between Jupiter Acquisition Corporation, a Delaware corporation (“Jupiter”), and Filament Health Corp., a corporation organized under the laws of British Columbia (“Filament”), and may be deemed to be solicitation material in respect of the Proposed Business Combination. The Proposed Business Combination will be submitted to Jupiter’s stockholders for their consideration and approval. 1427702 B.C. Ltd., a corporation organized under the laws of British Columbia (“TopCo”), has filed a registration statement on Form F-4 (File No. 333-273972) and amendments and supplements thereto (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which contains a preliminary proxy statement/prospectus that constitutes (i) a preliminary proxy statement in connection with Jupiter’s solicitation of proxies for the vote by Jupiter’s stockholders to approve the Proposed Business Combination and other matters as described in the Registration Statement and (ii) a preliminary prospectus relating to the offer of TopCo securities to be issued in the Proposed Business Combination. Jupiter and TopCo also intend to file other relevant documents with the SEC and, in the case of Filament and TopCo, with the applicable Canadian securities regulatory authorities, regarding the Proposed Business Combination. After the Registration Statement has been declared effective, Jupiter will mail the definitive proxy statement/prospectus and other relevant documents to its stockholders as of the record date established for voting on the Proposed Business Combination. The Proposed Business Combination will also be submitted to the securityholders of Filament for their consideration and approval. JUPITER’S STOCKHOLDERS AND OTHER INTERESTED PERSONS ARE ADVISED TO READ THE REGISTRATION STATEMENT, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, ANY AMENDMENTS OR SUPPLEMENTS THERETO AND, ONCE AVAILABLE, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH JUPITER’S SOLICITATION OF PROXIES FOR ITS SPECIAL MEETING OF STOCKHOLDERS TO BE HELD TO APPROVE, AMONG OTHER THINGS, THE PROPOSED BUSINESS COMBINATION, BECAUSE THESE DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT JUPITER, FILAMENT, TOPCO AND THE PROPOSED BUSINESS COMBINATION.

Jupiter’s stockholders and other interested parties may also obtain a copy of the Registration Statement, the preliminary proxy statement/prospectus, any amendments or supplements thereto and, once available, the definitive proxy statement/prospectus, as well as other documents filed with the SEC regarding the Proposed Business Combination and other documents filed with the SEC by Jupiter, without charge, at the SEC’s website located at www.sec.gov, or by directing a request to: Jupiter Acquisition Corporation, 11450 SE Dixie Hwy, Suite 105, Hobe Sound, FL 33455. As the Registration Statement contains certain information about Filament, the Registration Statement has also been made available under Filament’s profile on SEDAR at www.sedar.com.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY, NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE PROPOSED BUSINESS COMBINATION PURSUANT TO WHICH ANY SECURITIES ARE TO BE OFFERED OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “could,” “continue,” “may,” “might,” “outlook,” “possible,” “potential,” “predict,” “scheduled,” “should,” “would.” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, and any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These statements are based on various assumptions, whether or not identified in this communication, and on the current beliefs and expectations of Filament’s, TopCo’s and Jupiter’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Although Filament, TopCo and Jupiter believe that their respective plans, intentions, and expectations reflected in or suggested by these forward-looking statements are reasonable, none of Filament, TopCo or Jupiter can assure you that any of them will achieve or realize these plans, intentions, or expectations. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Filament, TopCo and Jupiter. These forward-looking statements are subject to a number of risks and uncertainties, including (i) the occurrence of any event, change or other circumstances that could give rise to the termination of the Proposed Business Combination; (ii) the failure of either Jupiter or Filament prior to the Proposed Business Combination, or TopCo after the Proposed Business Combination, to execute their business strategy; (iii) the outcome of any legal proceedings that may be instituted against Filament, TopCo or Jupiter or others following the announcement of the Proposed Business Combination; (iv) the inability to complete the Proposed Business Combination due to the failure to obtain any necessary interim order or other required court orders in respect of Filament’s statutory plan of arrangement under the Business Corporations Act (British Columbia) with respect to the Proposed Business Combination or the failure to obtain the approval of Filament’s shareholders or Jupiter’s stockholders or to satisfy other conditions to closing; (v) changes to the proposed structure of the Proposed Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Proposed Business Combination; (vi) the ability to meet stock exchange listing standards prior to and following the consummation of the Proposed Business Combination; (vii) the risk that the Proposed Business Combination disrupts current plans and operations of Filament as a result of the announcement and consummation of the Proposed Business Combination; (viii) the ability to recognize the anticipated benefits of the Proposed Business Combination, which may be affected by, among other things, competition and the ability of TopCo to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; (ix) costs related to the Proposed Business Combination; (x) failure to comply with and stay abreast of changes in laws or regulations applicable to Filament’s business, including health and safety regulations and policies; (xi) Filament’s estimates of expenses and profitability and underlying assumptions with respect to redemptions by Jupiter’s stockholders and purchase price and other adjustments; (xii) any downturn or volatility in economic or business conditions; (xiii) the effects of COVID-19 or other epidemics or pandemics; (xiv) changes in the competitive environment affecting Filament or its customers, including Filament’s inability to introduce, or obtain regulatory approval for, new products; (xv) the failure to obtain additional capital on acceptable terms; (xvi) the impact of pricing pressure and erosion; (xvii) failures or delays in Filament’s supply chain; (xviii) Filament’s ability to protect its intellectual property and avoid infringement by others, or claims of infringement against Filament; (xix) the possibility that Filament, TopCo or Jupiter may be adversely affected by other economic, business and/or competitive factors; (xx) the failure of Filament or TopCo to respond to fluctuations in foreign currency exchange rates; and (xxi) Filament’s estimates of its financial performance; and those factors discussed in documents of Jupiter or TopCo filed, or to be filed, with the SEC. If any of these risks materialize or any assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that none of Filament, TopCo or Jupiter presently knows or that Filament, TopCo and Jupiter currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Filament’s, TopCo’s and Jupiter’s expectations, plans, or forecasts of future events and views as of the date of this communication. Filament, TopCo and Jupiter anticipate that subsequent events and developments will cause Filament’s, TopCo’s and Jupiter’s assessments to change. However, while Filament, TopCo and Jupiter may elect to update these forward-looking statements at some point in the future, Filament, TopCo and Jupiter specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Filament’s, TopCo’s or Jupiter’s assessments as of any date after the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended (the “Securities Act”), or pursuant to an exemption from the Securities Act. In Canada, no offering of securities shall be made except by means of a prospectus in accordance with the requirements of applicable Canadian securities laws or an exemption therefrom. This communication is not, and under no circumstances is it to be construed as, a prospectus, offering memorandum, an advertisement or a public offering in any province or territory of Canada. In Canada, no prospectus has been filed with any securities commission or similar regulatory authority in respect of any of the securities referred to herein.

Participants in Solicitation

Jupiter, Filament, TopCo and certain of their respective directors, executive officers, and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from Jupiter’s stockholders in connection with the Proposed Business Combination. Information regarding Jupiter’s directors and executive officers is available in its Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on March 10, 2023. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from Jupiter’s stockholders in connection with the Proposed Business Combination is set forth in the Registration Statement, and the preliminary proxy statement/prospectus included therein, and will be set forth in the definitive proxy statement/prospectus when it is filed with the SEC. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests is included in the Registration Statement, and the proxy statement/prospectus included therein, and will be included in the definitive proxy statement/prospectus when it becomes available. Jupiter’s stockholders, potential investors, and other interested persons should carefully read the Registration Statement, the preliminary proxy statement/prospectus, any amendments or supplements thereto and, once available, the definitive proxy statement/prospectus, and related documents filed with the SEC, before making any voting or investment decisions. These documents, once available, can be obtained free of charge from the sources indicated above.

No Assurances

There can be no assurance that the Proposed Business Combination will be completed, nor can there be any assurance, if the Proposed Business Combination is completed, that the potential benefits of the Proposed Business Combination will be realized.

6